

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Peter Scalise
President
The3rdBevco Inc.
606 Johnson Avenue
Suite 1
Bohemia, New York 11716

> **Re: The3rdBevco Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed September 25, 2020**
> **File No. 024-11278**

Dear Mr. Scalise:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed September 25, 2020

General

1. Please be advised that we may have further comments after you file the revised subscription agreement and the revised legal opinion as exhibits to a future amendment in response to prior comments 1 and 10. Reconcile the information on the cover page about an exercise price of $4 per unit with the reference to "one (1) warrant to purchase common stock at a price of $4.50 per share" in section 1 of the subscription agreement filed as exhibit 4.1. Also, please have counsel revise the legal opinion filed as exhibit 12.1 to address the legality of each component of the unit, as well as the unit itself.

Cover Page

2.   We note your response to prior comment 1 and the disclosure in Item 4 of Part I that you are offering 10 million securities at $3.00 per share and you intend to price this offering after qualification. Please reconcile the Item 4 of Part I disclosure with disclosure on the cover page of the offering of 15 million securities and on pages 3 and 18 that you are offering units with the disclosure elsewhere in your amendment that you are offering shares, such as the disclosure on the cover page and on page 15. Since it appears from the disclosure that you are offering units consisting of shares of common stock and warrants, disclose if applicable, when the common shares and warrants are separately transferable.

3.   We note your response to prior comment 2. Please revise the table to include information regarding the securities in this offering to be consistent with your disclosure in this offering. See Item 1 of Form 1-A for guidance.

Business Overview, page 2

4.   Please file a response letter as correspondence to please tell us with specificity where you revised the disclosure in response to prior comment 3. Please remove disclosure regarding the studies which have not been evaluated by the FDA or clarify why the products mentioned on page 2 do not require clearance from the FDA given the statements about the products in the last sentence of the first two bullet points on page 2.

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 16

5.   It appears that in response to prior comment 5, the company did not: (1) reconcile the disclosure on page 16 that the parties consent to the exclusive jurisdiction of the state and federal courts in New York with section 9 of the subscription agreement about the federal district courts of the United States of America in the state of New York as the exclusive forum; and (2) revise the heading of this risk factor. Please advise or revise accordingly.

Plan of Distribution and Selling Securityholder, page 18

6.   Please disclose the material terms of your agreement with Dalmore Group, LLC. In this regard, we note your new disclosure on the cover page that you engaged Dalmore to provide broker-dealer services in connection with this offering.

Exhibit Index, page 29

7.   The Exhibit Index discloses that your Exhibit 3.3, Consulting Agreement, is dated April 20, 2020. However, the date of the agreement filed as Exhibit 3.3 contains a September 17, 2020 date. Please revise the Exhibit Index to disclose the September 17, 2020 date for Exhibit 3.3 or tell us why these dates are not consistent.

Financial Statements, page 31

8.   Please note the updating requirements of paragraph (b)(3)-(4) of Part F/S of Form 1-A.

        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: William R. Eilers, Esq.